PRELIMINARY AND CONFIDENTIAL

Project Nile

Discussion Materials

1 July 2016

Morgan Stanley

Nile Implied Valuation

Based on Nile Management Case

Regression Implied Prices

		Acquisition at Year End	
	2016E	2017E	2018E
ROAE [1] (%)	11.0	11.2	11.7
Regression Implied P/BV [2]	1.28x	1.32x	1.33x
BVPS [3]	$19.51	$21.08	$22.90
Implied Stock Price	**$25.06**	**$27.81**	**$30.39**
Premium to Implied Stock Price	25%	25%	25%
Acquisition Price		**$34.76**	**$37.98**
A **PV of Acquisition Price (at 6/30/16)** [4]		**$31.27**	**$31.84**
Aggregate Dividends per Share since 6/30/16 [4][5]		0.88	1.52
B **PV of Dividends (at 6/30/16)** [4]		**0.83**	**1.38**
A + B **Total PV Per Share (at 6/30/16)**		**$32.10**	**$33.22**

Source Nile Management Estimates and Capital IQ (6/27/2016)

Notes
1. Per Nile Management Estimates
2. Peers included in the regression analysis are the following: ORI, AFSI, NGHC, SIGI, OB, UFCS, STFC, EMCI and DGICA; AFSI, NGHC and SIGI utilize 2018E ROE for 2018E based on Wall Street Estimates, however, all other companies utilize 2017E for 2018E in the regression analysis given the lack of available data
3. BVPS based on Nile Management Estimates
4. Discounted back to 6/30/2016; assumes a discount rate of 7.3%;
5. Per Nile Management Estimates; assumes quarterly payout; dividends are discounted on a quarterly basis

Review of Amazon's Prior & Current Offers for Nile

	Prior Offer: 2/5/2014				Current Offer: 3/7/2016			
	Metric	1-Day Unaffected $22.17	Original $28.00	Revised $30.00	Metric	1-Day Unaffected $22.61	Original $30.00	Revised $30.75
P/BV								
P/BV (most recent quarter) [(1)]	$17.63	1.26x	1.59x	1.70x	$18.46	1.22x	1.63x	1.67x
P/BV (ex. Fixed Maturity AOCI) [(2)]	$16.84	1.32x	1.66x	1.78x	$17.81	1.27x	1.68x	1.73x
P/E								
Prior Year Net Income from Operations, per share, diluted [(3)]	$0.67	33.1x	41.8x	44.8x	$1.16	19.5x	25.9x	26.5x
1-Year Forward P/E [(4)]								
Management EPS / ROE	$2.30 [(5)] / 13.2% [(6)]	9.6x	12.2x	13.0x	$2.06 / 11.0% [(6)]	11.0x	14.6x	14.9x
Street Consensus EPS / ROE	$1.64 [(5)] / 8.9% [(7)]	13.5x	17.1x	18.3x	$1.58 / 8.7% [(7)]	14.4x	19.0x	19.5x

Source Nile Management Estimates, Company filings, Capital IQ (6/27/2016)

Notes
1. 2014 offer utilized BV as of Q3'13; current offer utilizes BV as of Q1'16
2. BV ex-AOCI used, as BV excluding unrealized gains on fixed maturities unavailable for Nile in 2016 Q1
3. Prior Year for the 2014 offer was based on 2013 earnings; current offer based on 2015 earnings
4. 1-Year Forward EPS estimates for 2014 offer represent estimates for 2014E; 2016E estimates used for the current offer
5. From Amazon SC TO-T/A, filed on 2/21/2014
6. Per Nile Management Estimates
7. Per Wall Street Estimates

Disclaimer

We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. If you are not the intended recipient of this document, please delete and destroy all copies immediately.

We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance.

This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the recipient. We recommend that the recipient seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Morgan Stanley or any of its affiliates.

Notwithstanding anything herein to the contrary, each recipient hereof (and their employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the proposed transaction and all materials of any kind (including opinions or other tax analyses) that are provided relating to the tax treatment and tax structure. For this purpose, "tax structure" is limited to facts relevant to the U.S. federal and state income tax treatment of the proposed transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors.

This document is provided by Morgan Stanley & Co. LLC and/or certain of its affiliates or other applicable entities, which may include Morgan Stanley Realty Incorporated, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, N.A., Morgan Stanley & Co. International plc, Morgan Stanley Securities Limited, Morgan Stanley Bank AG, Morgan Stanley MUFG Securities Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Morgan Stanley Asia Limited, Morgan Stanley Australia Securities Limited, Morgan Stanley Australia Limited, Morgan Stanley Asia (Singapore) Pte., Morgan Stanley Services Limited, Morgan Stanley & Co. International plc Seoul Branch and/or Morgan Stanley Canada Limited Unless governing law permits otherwise, you must contact an authorized Morgan Stanley entity in your jurisdiction regarding this document or any of the information contained herein.